

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2022

Barry Kostiner
Chairman and Chief Executive Officer
Sagaliam Acquisition Corp.
1800 Avenue of the Stars, Suite 1475
Los Angeles, CA 90067

      Re: Sagaliam Acquisition Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed November 17, 2022
           File No. 001-41182

Dear Barry Kostiner:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Real Estate & Construction

cc: Thomas Kollar, Esq.